

Superior Plus

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

June 8, 2005



Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the May 24, 2005 and June 7, 2005 news releases of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

/encl.


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SECTION

h:\spif\SEC-ltr.doc

Superior Plus Income Fund | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5, Canada | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN, SPF.DB, SPF.DB.A ***For Immediate Release***

SUPERIOR PLUS INCOME FUND - OFFERING OF CONVERTIBLE DEBENTURES

Calgary, May 24, 2005...Superior Plus Income Fund (the "Fund") is pleased to announce that it has entered into a bought deal agreement with a group of underwriters led by Scotia Capital Inc. and RBC Capital Markets to issue $150,000,000 of 5.75% Convertible Unsecured Subordinated Debentures (the "Debentures"). The Fund has granted the underwriters an option to expand the size of the offering to $175,000,000 up to 48 hours prior to closing.

The Debentures have a maturity date of December 31, 2012 and will be convertible, at the option of the holder, into fully paid trust units of the Fund at a conversion price of $36.00 per trust unit, being a rate of 27.7778 trust units per $1,000 principal amount of Debentures.

The issue is expected to close on or about June 14, 2005 and is subject to obtaining required regulatory approvals. The underwriting syndicate consists of Scotia Capital Inc., RBC Capital Markets, CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., and Canaccord Capital Corporation.

The net proceeds of the offering will be used to finance the previously announced acquisitions made by the Fund's wholly owned subsidiary, Superior Plus Inc. and its divisions ("Superior"), to finance ERCO Worldwide's previously announced construction of a $65 million sodium chlorate plant in Chile, to reduce bank indebtedness, and for general corporate purposes. Since December 2004, Superior has acquired Interior Building Supplies, Foster Energy and Leon's Insulation, which together with the pending acquisition of the chloralkali business in Port Edwards, Wisconsin, aggregate approximately $120 million.

Geoffrey Mackey, President & CEO of Superior said, "This offering provides more permanent financing for our recent acquisitions, strengthens our balance sheet, and provides increased flexibility for future growth."

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 77.7 million trust units outstanding. The Fund has $11.1 million principal amount of Series 1, and $71.1 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.


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***Forward Looking Statements**: Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer, Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail : mschweitzer@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

ERCO WORLDWIDE CLOSES ACQUISITION OF
CHLORALKALI BUSINESS IN PORT EDWARDS, WISCONSIN

Calgary, June 7, 2005...Superior Plus Income Fund (the "Fund") announced today that ERCO Worldwide, a division of Superior Plus Inc., has successfully closed the acquisition of the chloralkali business in Port Edwards, Wisconsin from Basic Chemicals Company, LLC, an affiliate of Occidental Chemical Corporation, for approximately U.S. $29.5 million on a debt free basis, subject to certain adjustments. The acquisition was previously announced on April 12, 2005.

As previously reported, the Business is the second largest producer of potassium products in North America and has a strong competitive position with a track record of stable cash flow. Approximately 70% of its gross profit is derived from the production of potassium hydroxide (KOH) and potassium carbonate, used in various end-use applications including making agricultural chemicals, soaps, detergents, de-icing chemicals, and as electrolyte in alkaline batteries. In addition, it produces caustic soda, chlorine and hydrochloric acid, which are also produced at ERCO Worldwide's Saskatoon plant.

In commenting on the acquisition, Geoffrey N. Mackey, President and CEO of Superior Plus Inc., stated that: "The acquisition is expected to be accretive to the Fund's distributions per trust unit. It is an important step towards expanding and diversifying ERCO Worldwide's operations and product line in North America. In addition, ERCO Worldwide continues to focus on increasing its operational efficiencies and pursuing other opportunities in the growing Asian and South American markets."

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 77.9 million trust units outstanding. The Fund has $10.4 million principal amount of Series 1, and $66.9 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward Looking Statements*: Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Fund or Superior Plus Inc. in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior Plus undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Director, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com